SEC

17008441

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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 Oak Tree Blvd, Suite 500
(No. and Street)

Cleveland	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges — 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company, Inc
(Name – *if individual, state last, first, middle name*)

65 E. State Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO
MELISSA A. HARRIGAN
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 4/17/19

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2016
with Report of Independent Registered
Public Accounting Firm

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2016

Contents

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS), a wholly-owned subsidiary of CBIZ Operations, Inc., as of December 31, 2016, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of CFS's financial statements. The supplemental information is the responsibility of CFS's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 22, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 4,104,238
Investment in mutual funds & securities, available for sale, at market value	1,346,305
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	56,239
Receivables from customers, net	3,035,164
Prepaid assets	142,947
Goodwill and other intangible assets, net of accumulated amortization of $107,334	5,263,022
Furniture and equipment, net of accumulated depreciation of $204,126	69,776
Total Assets	$ 14,072,825
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 482,838
Due to CBIZ affiliates	757,148
Accounts payable	217,333
Other liabilities	467,447
Income tax payable	2,259,806
Total Liabilities	4,184,572
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated other comprehensive income	10,270
Accumulated surplus	2,113,533
Total Stockholder's Equity	9,888,253
Total Liabilities and Stockholder's Equity	$ 14,072,825

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Comprehensive Income

For the year ended December 31, 2016

Revenue	
Commissions and investment advisory fees	$ 17,917,313
Interest and dividends	31,251
Other income	307,373
Total Revenue	18,255,937
Expenses	
Employee compensation and benefits	9,017,287
Facilities expenses	776,605
Clearing fees	76,372
Other operating expenses	2,196,534
Depreciation and amortization	146,218
Total Expenses	12,213,016
Income before income taxes	6,042,921
Income tax provision (See footnote 4)	2,259,806
Net Income	3,783,115
Other Comprehensive Income, Net of Tax	
Unrealized Gain on Investment	1,638
Comprehensive Income	$ 3,784,753

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2016

Cash flows from operating activities	
Net income	$ 3,783,115
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	33,525
Amortization of client lists and non-competes	112,693
Bad debt recovery	(4,730)
Changes in assets and liabilities:	
Receivable from clearing organization	(8,300)
Receivables from customers	(132,426)
Other assets	(35,595)
Due to/from CBIZ affiliates	7,725
Accrued salaries and wages	67,343
Accounts payable	96,983
Other liabilities	(292,584)
Income tax payable	(896,886)
Net cash provided by operating activities	2,730,863
Cash flows from investing activities	
Purchase of The Savitz Organization, Inc.	(175,337)
Purchase of Fiduciary Resource Center, LLC	(115,000)
Purchase of investments	(30,331)
Purchase of fixed assets	(36,000)
Net cash used by investing activities	(356,668)
Cash flows from financing activities	
Dividends paid	(2,550,000)
Net cash used by financing activities	(2,550,000)
Net decrease in cash and cash equivalents	(175,805)
Cash and cash equivalents at beginning of year	4,280,043
Cash and cash equivalents at end of year	$ 4,104,238

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Surplus (Deficit)	Total
Balance at January 1, 2016	$ 25,000	$ 7,739,450	$ 8,632	$ 880,418	$ 8,653,500
Net income	-	-	-	3,783,115	3,783,115
Unrealized gain on investment	-	-	1,638	-	1,638
Dividends paid	-	-	-	(2,550,000)	(2,550,000)
Balance at December 31, 2016	$ 25,000	$ 7,739,450	$ 10,270	$ 2,113,533	$ 9,888,253

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2016

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2016, approximately 61% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was $55,994 at December 31, 2016.

1. Organization and Significant Accounting Policies (Continued)

Investments

CFS classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when CFS has the positive intent and ability to hold the securities to maturity. Debt securities for which CFS does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded in the statement of financial condition at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of other comprehensive income.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2016 was $33,525.

Revenue Recognition

Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of retirement plan administration fees, individual investment advisory service fees, brokerage commissions and life insurance commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Retirement plan administration fees are recognized in the period in which services are provided, and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly and can be either in advance or arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as they are earned.

1. Organization and Significant Accounting Policies (Continued)

Individual investment advisory service fees are invoiced quarterly in advance and are deferred and recognized as revenue as they are earned. The fees are based on a pre-determined, tiered rate schedule which is applied to the client's total portfolio value at quarter end.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized when earned.

Life insurance commissions, primarily from variable products, are recognized when the policy becomes effective.

In August 2015, FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date" (ASU 2015-14). ASU 2015-14 defers the effective date of ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which was issued in May 2014, by one year for all entities. ASU 2015-14 introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14 is effective for CFS and its parent company CBIZ, Inc. for annual periods beginning January 1, 2018.

In the second half of 2015, CBIZ, Inc. began to assess the impact of adopting ASU 2015-14 on their revenue recognition practices by organizing a team to develop a project plan to guide the implementation. CBIZ, Inc. does not anticipate significant changes to their accounting policies and will continue their evaluation of ASU 2015-14 through the date of adoption.

Employee Savings Plan

CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2016 was $164,261.

1. Organization and Significant Accounting Policies (Continued)

Deferred Compensation Plan

CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. In accordance with this accounting standard, CFS first assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than its carrying amount. In performing this assessment, CFS considered qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other internal matters before determining that it is more likely than not that the fair value of the Company is less than its carrying amount, and therefore performing the two-step impairment test is unnecessary.

1. Organization and Significant Accounting Policies (Continued)

Other Comprehensive Income

Other comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under generally accepted accounting principles, are excluded from net income. For CFS, such items consist primarily of unrealized gains and losses on marketable securities classified as available-for-sale.

Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 22, 2017, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide the facilities from which CFS conducts its operations. No management fees were allocated to CFS during 2016. Facility costs of approximately $649,016 were allocated to CFS during 2016 and are included in these financial statements under facilities expenses, other operating expenses and depreciation and amortization. At December 31, 2016, CFS had a balance due to CBSI of $757,148.

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2016, approximately $2,003,770 of revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with a corresponding commission expense of $61,015 included in employee compensation and benefits.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

In 2016, CFS declared and paid cash dividends totaling $2,550,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2016, CFS calculated its net capital at $1,199,532, which exceeded its capital requirements of $278,971 and had a ratio of aggregate indebtedness to net capital of 3.49 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 39.4% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2016 were as follows:

Intangibles:	
Client lists	$ 945,500
Non-compete agreements	30,152
Total intangibles	975,652
Less accumulated amortization	(107,334)
Goodwill	4,394,704
Goodwill and other intangible assets, net	$ 5,263,022

Client lists are amortized over five to ten years, non-compete agreements are amortized over three years. Amortization expense of client lists and non-compete agreements was $112,693 during the year ended December 31, 2016.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There was no impairment charges recorded during the year ended December 31, 2016.

Aggregate amortization of the finite-lived intangible assets for each of the succeeding five years is as follows:

Year Ending December 31	Amount
2017	$ 134,101
2018	133,404
2019	124,472
2020	124,050
2021	94,550
Thereafter	257,741
	$868,318

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds and securities are valued using Level 1 inputs.

7. Acquisitions

On July 1, 2016, CFS and its affiliate CBIZ Benefits & Insurance Services, Inc. entered into an Asset Purchase Agreement with Fiduciary Resource Center, LLC and Michael Ziccardi to acquire the seller's client accounts for cash. CFS acquired assets and assumed liabilities from this transaction as detailed below:

Client list	$ 295,000
Total assets acquired	295,000
Note payable	(180,000)
Total liabilities assumed	(180,000)
Total cash paid by CFS	$ 115,000

According to the terms of the Asset Purchase Agreement, CFS will continue to pay the seller $15,000 per month through January 2018 to relieve the balance of the note payable. A liability related to the remaining note payable is included in other liabilities on the Statement of Financial Condition.

On April 1, 2016, CFS along with its parent company CBIZ, Inc. and its affiliate CBIZ Benefits and Insurance Services, Inc. entered into an Asset Purchase Agreement with The Savitz Organization, Inc. and its shareholders to acquire the company for cash. CFS acquired assets and assumed liabilities of The Savitz Organization, Inc. as detailed below:

Client list	$ 88,900
Non-compete	5,062
Goodwill	184,332
Total assets acquired	278,294
Accrued bonus	(2,952)
Contingent purchase price – short term	(19,845)
Contingent purchase price – long term	(80,160)
Total liabilities assumed	(102,957)
Total cash paid by CFS	$ 175,337

7. Acquisitions (Continued)

Consistent with the terms of the Asset Purchase Agreement, if future financial performance targets are achieved, the potential exists for contingent purchase price payments to the sellers on the first, second and third anniversaries of the agreement. Liabilities in the amounts of $19,845, $19,449 and $60,711, respectively, have been recorded and are included in other liabilities on the Statement of Financial Condition.

On December 1, 2015, CFS along with its parent company CBIZ, Inc. and its affiliate CBIZ Benefits and Insurance Services, Inc. entered into an Asset Purchase Agreement with The Cottonwood Group, LLC and Cottonwood Advisors, LLC to acquire both companies for cash and stock. Consistent with the terms of the Asset Purchase Agreement, if future financial performance targets were achieved, the potential existed for contingent purchase price payments to the sellers on the first, second and third anniversaries of the agreement. Liabilities in the amounts of $150,033, $148,081 and $145,514, respectively, were included as other liabilities on the CFS statement of financial condition at December 31, 2015. After failing to achieve the year one performance target, an analysis by CBIZ, Inc. management determined that the year one and year two contingent payments would not be paid to the sellers and both amounts were removed from other liabilities and included as other income in the statement of comprehensive income. The year three contingent payment, after market adjustments, of $159,820 is included in other liabilities at December 31, 2016.

8. Divestitures

During the latter half of 2016 and early 2017, CBIZ Financial Solutions, Inc. worked together with CBIZ, Inc. to establish a new SEC Registered Investment Advisor. The new entity, CBIZ Investment Advisory Services, LLC was recently approved by the SEC and will eventually be the designated RIA for the majority of the investment advisory business that is currently processed by CBIZ Financial Solutions, Inc. It is anticipated that this transition will take anywhere from eighteen to twenty-four months as many of the accounts will require new agreements. We anticipate that this transfer of business will take approximately nine to ten million dollars or just over 50% of CFS revenue to the new RIA. We are still in the process of determining the impact of this event on total expenses.

On December 30, 2013, CFS entered into an agreement with De NES Partners, LLC and two employees of CFS (collectively referred to as "buyers") to divest its Mergers and Acquisitions Group located in Atlanta, Georgia. The agreement gives the buyers rights to the converted clients and converted prospects as defined in the agreement as well as to certain assets of the business. In return, CFS could receive payment for 50% of the aggregate operating loss for 2013 as well as an agreed upon percentage of the fees collected from each converted client and each converted prospect according to Section 4 of the Asset Purchase Agreement.

During 2016, fees related to the above mentioned clients/prospects were received; payments of $9,000 were made to CFS and are recorded in these financial statements under commissions and investment advisory fees.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net capital:	
Total stockholder's equity qualified for net capital	$ 9,888,253
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	9,888,253
Deductions and/or charges:	
Receivables from customers, net	(3,035,164)
Other assets	(148,081)
Goodwill and other intangibles, net	(5,263,022)
Furniture and equipment	(69,776)
Net capital before haircuts on securities positions	1,372,210
Haircuts on securities (stock, money market and mutual funds)	(172,678)
Net capital	$ 1,199,532
Aggregate indebtedness	
Total liabilities from statement of financial condition	$ 4,184,572
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 278,971
Excess net capital	$ 920,561
Excess net capital at 1,000%	$ 781,075
Ratio: Aggregate indebtedness to net capital	3.49 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2016)	
Net capital as reported in Company's Part IIA (Unaudited)	
FOCUS Report as amended	$ 1,199,532
Audit adjustments	-
Net capital per above	$ 1,199,532

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

CBIZ FINANCIAL SOLUTIONS, INC.
Cleveland, Ohio

Report of Independent Registered
Public Accounting Firm

For the year ended December 31, 2016

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CBIZ Financial Solutions, Inc. (CFS) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFS claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CFS stated that CFS met the identified exemption provisions throughout the most recent fiscal year without exception. CFS's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 22, 2017

CBIZ Financial Solutions, Inc.

BROKER DEALER ANNUAL EXEMPTION REPORT

CBIZ Financial Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CBIZ Financial Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

The above information is provided to the best knowledge and belief of CBIZ Financial Solutions, Inc.

Luke F. Baum, President
CBIZ Financial Solutions, Inc.

1/20/2017
Date

6050 Oak Tree Blvd. S, Suite 500 · Cleveland, OH 44131 · P: 216.447.9000 · F: 216.447.9007

CBIZ FINANCIAL SOLUTIONS, INC.
Cleveland, Ohio

Independent Accountants' Agreed-Upon Procedures Report
on General Assessment Reconciliation (Form SIPC-7)

For the year ended December 31, 2016

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CBIZ Financial Solutions, Inc. (CFS), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFS's compliance with the applicable instructions of Form SIPC-7. CFS's management is responsible for CFS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting that revenue reported on the audited Form X-17A-5 was higher than the amount reported in Form SIPC-7 by $307,373 as a result of an audit adjustment related to the write-off of contingent liabilities. Management has asserted that this income was not related to the securities business and is therefore not subject to assessment.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 22, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2222*********************MIXED AADC 220
34205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS INC
6050 OAK TREE BLVD STE 500
CLEVELAND OH 44131-6951

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDWARD BRIDGES (216) 525-4684

2. A. General Assessment (item 2e from page 2) $ 25,576

B. Less payment made with SIPC-6 filed (**exclude interest**) (12,035)

7/26/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,541

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,541

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 13,541

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ FINANCIAL SOLUTIONS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2ND day of FEBRUARY, 20 17.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,016,864
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	3,069
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,069
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,676,950
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,372
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	33,015
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,069	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3,069
Total deductions	7,789,406
2d. SIPC Net Operating Revenues	$ 10,230,527
2e. General Assessment @ .0025	$ 25,576
	(to page 1, line 2.A.)